SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 7, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	April 7, 2009

TAM and bmi Initiate Codeshare Agreement for Brazil and UK Flights

In the first stage, both companies will share frequencies between Sao Paulo and London, with connections to five Scottish and English cities and four Brazilian capitals

São Paulo, April 7, 2009 -- TAM (NYSE: TAM and Bovespa:  TAMM4), Brazil's largest airline, and Britain's bmi, the second-largest airline operating out of Heathrow Airport, in London, will initiate an operational codeshare agreement on April 14. Approved by officials of both countries, the initial phase of the bilateral agreement will allow the two companies to expand services for customers traveling between Brazil and the United Kingdom, resulting in more destination options in both countries and convenient connections for the largest Brazilian and British cities.

Through this partnership, customers will enjoy simplified flight reservation procedures, convenient connections with just one ticket and the ability to check baggage through to final destination.

In the first phase, TAM's customers will be able to fly from Sao Paulo to Heathrow Airport aboard the modern Boeing 777-300ER, with 365 executive and economy class seats. In Heathrow, return flights operated by bmi going to Aberdeen, Edinburgh and Glasgow in Scotland, and Birmingham and Manchester in England, will be available, using the code JJ*.

Using the code BD*, bmi customers can take direct flights from London to Brazil aboard the B777 operated by TAM. Connecting flights to the Brazilian cities of Rio de Janeiro, Curitiba, Salvador and Fortaleza will be available at Guarulhos Airport, in Sao Paulo.

In the second phase, the partnership will be expanded to include bmi routes, allowing TAM to offer its customers more connection options throughout Europe. bmi customers will also benefit from the addition of TAM destinations to other South American countries, such as Buenos Aires (Argentina), Santiago (Chile), Montevideo (Uruguay) and Lima (Peru).

Paulo Castello Branco, TAM's Commercial and Planning Vice President, said "the agreement with bmi will allow us to offer our Brazilian customers more options in Europe in the medium term and reinforce our strategy of establishing partnerships with the world's foremost airline companies." He added that the partnership follows the company's overall strategy of expanding international operations and positioning itself as one of the leading companies in the global aviation market.

"We are delighted to begin this codeshare partnership with TAM, making our network of domestic routes in the United Kingdom available to customers who travel for pleasure or business and adding mid-range destinations to the network," said Peter Spencer, bmi Director. The British airline is part of BSP Brazil (which allows authorized travel agents to issue tickets for this company in Brazil) and is a member of the Star Alliance, a global airline alliance that TAM will become part of the first quarter of 2010.  bmi operates over 180 flights per week through a network of 60 airports in the United Kingdom, Europe, Asia, the Middle East and North Africa.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:

TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed February 2009 with 49.8% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil.  TAM's market share among Brazilian companies that operate international flights stood at 85.1% in February. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

About bmi:

bmi operates transatlantic flights from Manchester to the United States and the Caribbean.  It currently operates a fleet of 54 aircraft (13 Airbus A320-200, 11 Airbus A319-100, 3 Airbus A320-200, 2 Boeing 757-200, 8 Airbus A321-200, 13 Embraer ERJ-145 and 4 Embraer ERJ-135), of which none are more than five years old, and safely carry 7.5 million passengers each year.  Punctuality is key to the success of bmi's operations. bmi currently operates all of its flights out of terminal 1 at Heathrow Airport in London, thereby guaranteeing quick connections and minimal waiting time.

Press Office - bmi Brazil
Discover The World
Vicente March
Sales & Marketing Manager Brazil
(021) 7899 5433 Nextel ID # 44935 * 3
Vicente_march@discovertheworld.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.